Exhibit 99.2

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022

U.S. DOLLARS IN THOUSANDS

(Except share and per share data and exercise prices)

(UNAUDITED)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022

U.S. DOLLARS IN THOUSANDS

(Except share and per share data and exercise prices)

(UNAUDITED)

INDEX

Page
Interim Condensed Consolidated Balance Sheets	2

Interim Condensed Consolidated Statements of Comprehensive Loss	3

Interim Condensed Statements of Changes in Shareholders’ Equity	4-5

Interim Condensed Consolidated Statements of Cash Flows	6-7

Notes to Interim Condensed Consolidated Financial Statements	8-9

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

(Except share data)

	June 30,	December 31,
	2022	2021
ASSETS	Unaudited	Audited

Current assets:
Cash and cash equivalents	$25,024	$28,073
Restricted cash	102	115
Short-term deposits	10,506	17,513
Marketable equity securities	5	12
Other current receivables	573	660
Total current assets	36,210	46,373

Non-current assets:
Operating lease right of use asset	2,398	2,594
Investment in equity securities	-	4,011
Marketable equity securities	2,223	-
Fixed assets, net	646	503
Total non-current assets	5,267	7,108

Total assets	$41,477	$53,481

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$251	$253
Operating lease liability	617	587
Other accounts payable	1,542	1,865
Total current liabilities	2,410	2,705

Operating lease liability	1,625	2,143

Total liabilities	4,035	4,848

Shareholders’ equity:
Ordinary shares, no par value; Authorized 1,000,000,000 shares; Issued and outstanding: 322,784,556 and 322,652,016 shares as of June 30, 2022, and December 31, 2021 respectively	-	-
Additional paid-in-capital	129,032	128,209
Accumulated deficit	(91,944)	(79,804)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	37,088	48,405
Non-controlling interest	354	228
Total equity	37,442	48,633

Total liabilities and shareholders’ equity	$41,477	$53,481

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands

(Except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021
	Unaudited		Unaudited

Revenues	248	-	213	-

Cost of revenues	(117)	-	(90)	-

Gross profit	131	-	123	-

Operating expenses:

Research and development, net	$(5,498)	$(5,095)	$(2,806)	$(2,436)
Sales and marketing	(1,229)	(985)	(605)	(489)
General and administrative	(2,025)	(2,018)	(837)	(812)

Operating loss	(8,621)	(8,098)	(4,125)	(3,737)

Financing income (expenses), net	(3,519)	573	(5,991)	574

Net loss	$(12,140)	$(7,525)	$(10,116)	$(3,163)

Basic and diluted net loss per share from continuing operations	$(0.04)	$(0.02)	$(0.03)	$(0.01)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share	322,776,209	320,082,947	322,784,556	322,333,344

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands

(Except share data)

	Ordinary Shares		Additional paid-in	Accumulated	Total Foresight Autonomous Holdings Ltd. Shareholders’	Non-controlling	Total shareholders’
	Number	Amount	capital	deficit	equity	interest	equity
Balance as of January 1, 2021	312,760,305	--	111,739	(64,768)	46,971	74	47,045

Issuance of ordinary shares	6,891,720	--	13,508	--	13,508	--	13,508
Exercise of options	1,605,402	--	57	--	57	--	57
Exercise of warrants	1,174,589	--	595	--	595	--	595
Share-based payment	220,000	--	2,310	--	2,310	154	2,464
Loss for the year	--	--	--	(15,036)	(15,036)	--	(15,036)

Balance as of December 31, 2021	322,652,016	--	128,209	(79,804)	48,405	228	48,633

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

U.S. dollars in thousands

(Except share data)

	Ordinary Shares		Additional paid-in	Accumulated	Total Foresight Autonomous Holdings Ltd. Shareholders’	Non-controlling	Total shareholders’
	Number	Amount	capital	deficit	equity	interest	equity

Balance as of January 1, 2022	322,652,016	--	128,209	(79,804)	48,405	228	48,633

Exercise of options	7,540	--	--	--	--	--	--
Share-based payment	125,000	--	823	--	823	126	949
Net loss	--	--	--	(12,140)	(12,140)	--	(12,140)

Balance as of June 30, 2022	322,784,556	--	129,032	(91,944)	37,088	354	37,442

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021
Cash flows from operating activities:

Net loss for the period	$(12,140)	$(7,525)	$(10,116)	$(3,163)

Adjustments to reconcile loss to net cash used in operating activities	4,033	1,761	6,838	(808)

Total net cash used in operating activities	$(8,107)	$(5,764)	$(3,278)	$(3,971)

Cash flows from investing activities:

Changes in short-term deposits	7,008	(23,296)	3,074	(3,343)
Investment in marketable securities	(1,001)	-	(714)	-
Purchase of fixed assets	(249)	(61)	(70)	(42)
Total net cash provided (used) in investing activities	$5,758	$(23,357)	$2,290	$(3,385)

Cash flows from financing activities:

Issuance of ordinary shares, net of issuance expenses	-	13,508	-	-
Proceeds from exercise of warrants	-	595	-	-
Proceeds from exercise of options	-	57	-	-
Total net cash provided by financing activities	$-	$14,160	$-	$-

Effect of exchange rate changes on cash and cash equivalents	(713)	72	(720)	(126)

decrease in cash, cash equivalents and restricted cash	(3,062)	(14,889)	(1,708)	(7,482)
Cash, cash equivalents and restricted cash at the beginning of the period	$28,188	$38,772	$26,834	$31,365

Cash, cash equivalents and restricted cash at the end of the period	$25,126	$23,883	$25,126	$23,883

The accompanying notes are an integral part of the consolidated financial statements.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021
Adjustments to reconcile net loss to net cash used in operating activities:

Share-based payment	949	1,663	453	502
Depreciation	106	80	55	36
Revaluation of marketable securities	2,796	31	5,589	4
Exchange rate changes on cash and cash equivalents	713	(72)	720	126

Changes in assets and liabilities:
Decrease (increase) in other receivables	88	(123)	355	(52)
Increase (decrease) in trade payables	(2)	(171)	(30)	53
Change in operating lease liability	(292)	(122)	(233)	43
Increase (decrease) in other accounts payable	(325)	475	(71)	(1,520)
Adjustments to reconcile loss to net cash used in operating activities	$4,033	$1,761	$6,838	$(808)

Supplemental cash flow information

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021
Operating leases
Cash payments for operating leases	$229	$219	$118	$111
Non-cash activity
New operating lease assets obtained in exchange for operating lease liabilities	$-	$972	$-	$-

FORESIGHT AUTONOMOUS HOLDINGS LTD.

U.S. dollars in thousands

(Except share and per share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

NOTE 1 - GENERAL

A.	Reporting Entity

Foresight Autonomous Holdings Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 7 Golda Meir St., Ness Ziona, Israel. The unaudited condensed consolidated interim financial statements of the Company as of June 30, 2022, comprise the Company and its fully owned subsidiaries in Israel and China (together referred to as the “Group”). The Company, through of its subsidiaries, Foresight Automotive Ltd. (“Foresight Automotive”) and Foresight Changzhou Automotive Ltd. (“Foresight Changzhou”), is a technology company developing smart multi-spectral vision software solutions including modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. In addition, the Company, through of its subsidiary, Eye-Net Mobile Ltd. (“Eye-Net Mobile”) is also engaged in the development of a cellular-based solution suite that provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (“AI”) technology and advanced analytics. The ordinary shares of the Company, no par value each (the “Ordinary Shares”), are registered for trade on the Tel Aviv Stock Exchange Ltd. In addition, since June 15, 2017, the Company has American Depository Shares (“ADSs”) registered with the U.S. Securities and Exchange Commission. The ADSs are listed on The Nasdaq Capital Market; the ratio of the Company’s Ordinary Shares to ADSs is 5:1.

B.	The Group’s activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize its technology before competitors develop similar technology. In addition, the Group is subject to risks from, among other things, competition associated within the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

NOTE 2  -  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A.	Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of the management, all adjustments considered necessary for a fair presentation have been included (consisting only of normal recurring adjustments except as otherwise discussed). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

The results of operation for the six and three months ended June 30, 2022, are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

B.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

C.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

U.S. dollars in thousands

(Except share and per share data and exercise prices)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

NOTE 3  -  MATERIAL EVENTS IN THE REPORTING PERIOD

A.	On January 5, 2022, the Company announced the establishment of Foresight Changzhou, a wholly owned subsidiary, in Jiangsu Province, China. The Chinese subsidiary was established in cooperation with the China-Israel Changzhou Innovation Park (“CIP”), a bi-national governmental initiative that provides a unique platform for Israeli industrial companies seeking to enter the Chinese market. With the support of CIP’s facilities and its dedicated staff, Foresight Changzhou will receive a package of incentives and grants from the Jiangsu Province’s government to aid in overcoming barriers and achieving success in China. foresight Changzhou will hire local engineers and high-quality staff, who will be based in CIP.

B.	On January 30, 2022, at the Company’s extraordinary shareholders meeting, the Company’s shareholders approved the extension of the research and development services agreement with Magna B.S.P. Ltd. (“Magna”). Subject to the conditions prescribed in the agreement, Magna will continue to provide the Company with research and development services for a 12-month period with an option to extend the agreement for two additional periods. Pursuant to the agreement, the monthly payment to Magna for the research and development services will not exceed NIS 235 (approximately $67).

C.	On April 4, 2022, Rail Vision Ltd. (“Rail Vision”), an entity in which the Company owns a minority stake, was listed on the Nasdaq Capital Market in conjunction with its initial public offering. The Company measures its investment in Rail Vision in fair value through profit or loss. During the six-months ended June 30, 2022 the Company recognized financial expenses from revaluation its investment in Rail Vision in the amount of $2,788.

D.	On January 11, 2022, the Company issued 125,000 Ordinary Shares to a service provider. During the six months ended June 30, 2022, the Company recorded in its statement of comprehensive loss a total expense of $43 in respect of such grant.

E.	On March 31, 2022, the Company issued options to purchase 1,300,000 Ordinary Shares to its employees at an exercise price ranging between NIS 1.95 ($0.56) to NIS 2.29 ($0.65) (an average of approximately $0.64 per share at the grant date). The options shall vest over a period of three years until fully vested. During the six months ended June 30, 2022, the Company recorded in its statement of comprehensive loss a total expense of $18 in respect of those grants.

F.	On May 24, 2022, the Company issued options to purchase 275,000 Ordinary Shares to its employees at an exercise price of NIS 1 ($0.29). The options shall vest over a period of three years until fully vested. During the six months ended June 30, 2022, the Company recorded in its statement of comprehensive loss a total expense of $2 in respect of those grants.

G.	On May 24, 2022, the Company’s Board of Directors approved a decrease in the exercise price of certain options previously granted to certain employees of the Company from NIS 2.29 ($0.65) to NIS 1 ($0.29), (“Repricing”). The Repricing amounted to $91 which will vest over the reminding vesting period of each option. During the six months ended June 30, 2022, the Company recorded in its statement of comprehensive loss a total expense of $24 in respect of the repricing.